                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                      Dynamic Healthcare Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    267927101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 19, 2001
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing

                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 267927101                        13G                      Page 2 of 4



---------- ---------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           --------------------------------------------------------------------------------------------------------

                    K2 ARBITRAGE FUND, L.P.

---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                          (A) [ ]
                                                                                                          (B) [ ]

---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                    ONTARIO, CANADA

---------- ---------------------------------------------------------------------------------------------------------

    NUMBER OF       5        SOLE VOTING POWER
    SHARES
   BENEFICIALLY                       384,700
     OWNED BY
       EACH
    REPORTING
     PERSON
       WITH

------------------- -------- ---------------------------------------------------------------------------------------

                    6        SHARED VOTING POWER

                                      - 0 -

------------------- -------- ---------------------------------------------------------------------------------------

                    7        SOLE DISPOSITIVE POWER

                                      384,700

------------------- -------- ---------------------------------------------------------------------------------------

                    8        SHARED DISPOSITIVE POWER
                                      - 0 -
------------------- -------- ---------------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    384,700

---------- ---------------------------------------------------------------------------------------------------------

10
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------- ---------------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%

---------- ---------------------------------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    PN

---------- ---------------------------------------------------------------------------------------------------------

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CUSIP NO. 267927101                     13G                        Page 3 of 4





Item 1(a). Name of Issuer.

     The name of the Issuer is Dynamic Healthcare Technologies, Inc. (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices.

     The Issuer's principal executive offices are located at 615 Crescent Executive Court, 5th Floor, Lake Mary, Florida 32751.

Item 2(a). Name of Person Filing.

     This statement is being filed on behalf of K2 Arbitrage Fund, L.P. ("K2").

Item 2(b). Address of Principal Business Office or, if none, Residence.

     The address of the principal business office of K2 is 440 Adelaide West, Toronto, Ontario, M5V 1S7.

Item 2(c). Citizenship.

     K2 is a citizen of Canada.

Item 2(d). Title of Class of Securities.

     This statement relates to shares of Common Stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e).  CUSIP Number.

     The CUSIP number for the shares of Common Stock is 267927101.

Item 3. Not applicable.

Item 4. Ownership.

     Pursuant to Rule 13d-3(a), at the close of business on October 26, 2001, K2 may be deemed to be the beneficial owner of 384,700 shares of the Common Stock, which constitutes approximately 5.9% of the 6,571,640 shares of the Common Stock outstanding at August 13, 2001, according to the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2001. K2 has the sole power to vote or to direct the vote of 384,700 shares of Common Stock; K2 has the sole power to dispose or to direct the disposition of 384,700 shares of Common Stock.

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CUSIP NO. 267927101                       13G                       Page 4 of 4




Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  CERTIFICATIONS.

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date:  October 29, 2001

                                    K2 ARBITRAGE FUND, L.P.

                                    By:   K2 GENPAR, INC.
                                    Its: General Partner

3
                                         /s/ Shawn Kimel
                                         -------------------------------------
                                         Shawn Kimel, President and Secretary